FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Ahumada 251
 Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 8th, 2017, regarding its financial results for the First Quarter 2017.

BANCO DE CHILE

Banco de Chile

Earnings Report

1st Quarter 2017

Key highlights

‘Although prior years have been characterized by a lackluster economic environment, we have been able to continually post a strong bottom line and high return-on-equity. The 1Q17 was aligned with this trend. In fact, this period was characterized by weak economic growth, primarily as a result of the miners’ strike in the largest private mine in Chile. Regarding the banking business, loan expansion has remained subdued due to both a sluggish demand for loans by companies and tightened lending conditions faced by individuals. On the other hand, inflation has smoothed, given a constrained domestic demand and the appreciation of the Chilean peso against the US dollar, which certainly affects our bottom line by impacting the net interest margin negatively. However, over the last years we have built a business model based on attributes valued by customers in the long-term rather than taking advantage of isolated market opportunities. Thus, customer intimacy, a multi-channel network, bespoke solutions and overall service quality have become crucial elements of our strategy. This view, together with a prudent and consistent credit and market risk approach, has undoubtedly contributed to successfully complete a challenging 1Q17 by posting a net income of Ch$140 Bn. and achieving a ROAE of 19%. Looking ahead, the improvement shown by some leading economic indicators, the recovery evidenced by certain trade partners and the easing bias adopted by the Chilean Central Bank, bring renewed optimism regarding the gradual recovery expected for both the local economy and the banking business.’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$, except for %)

Economic Outlook

•             After closing 2016 with a 1.6% GDP growth, the Chilean economy started this year with roughly the same patterns of recent quarters, which were amplified by the strike, occurred in the country’s biggest private copper mine. As a consequence, industrial production dwindled by 8.3% YoY in March and the monthly growth tracker increased 0.2% YoY during the same month.

•             Albeit temporary, such drop of industrial output shook up growth perspectives for the current year. According to the Central Bank, this effect will curtail total annual growth by 0.2 percentage points. Excluding mining though, the economy expands in the margin nearly at the same level of last year. Thus, in the 1Q17, non-mining economic activity grew 1.4% YoY when removing seasonality.

•             The labor market still displays a relatively low unemployment rate of 6.6% in the margin (March), but recent job creation data shows a starker contrast across occupational categories. In fact, self-employment grew 6.6% YoY during the 1Q17, while salaried positions—which account for 70% of total employment—declined 0.4% YoY in the same period. Therefore, even though headline indicators of labor market stay flat, “quality” features of job creation are less dazzling.

•             Driven by both the stronger CLP and sluggish growth, recent inflation went below the three-percent mid-point of the Central Bank’s target range in the 1Q17. In fact, annual headline inflation and the core measure increased by 2.7% and 2.2%, respectively, in the period. Partly due to high indexation of service sector items in the CPI basket, inflation will probably hover below the 3% by the end of this year.

•             Because of this inflation outlook, the Central Bank already opened the possibility to further cuts in the monetary policy rate during the 1H17, which is broadly agreed by economic surveys and financial market prices. Accordingly, as of April 30, 2017, the Central Bank has carried out three cuts of 25 bp. each one, setting the monetary policy interest rate at 2.75%. Regarding output perspectives, the Central Bank recently updated its growth forecast for this year to an interval between 1% and 2%, and to 2.75% (mid-range) during 2018, which denotes better growth perspectives in the near term.

•             As of March 31, 2017 loans managed by the industry registered a 2.8% YoY growth (real), which favorably compared to the figure reported in the 4Q16. This change was firstly steered by mortgage and consumer loans. On the other hand, commercial loans posted a tempered YoY increment of 0.3%, showing a weak sign of recovery when compared to the 4Q16. These trends seem to be aligned with findings unveiled by the Central Bank in the last Credit Survey, which illustrated a weakened demand from companies and a more tightened offer for individuals.

•             Concerning results, the industry posted a bottom line of Ch$622.8 Bn. as of March 31, 2017. This figure denotes a 30.9% YoY increase, primarily explained by operating revenues growing 8.5 % YoY. In addition, the result was boosted by an expansion of income from investment in companies, which posted a significant increase of Ch$100.4 Bn. for the industry, associated with a change in the accounting treatment (equity method vs. fair value) of investments held overseas by a local bank.

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)(2)

(12m% change, in real terms)

(1)        Figures do not include operations of subsidiries abroad.

(2)        Commercial and consumer loans annual growth, prior and for the 4Q16, are adjusted by reclassification effects starting January 2016.

First Quarter Results

Operating Revenues

During the 1Q17 our operating revenues registered an increase of 2.9%, from Ch$410.9 Bn. in the 1Q16 to Ch$422.6 Bn. this quarter. The main driver behind this change was the important increase of 6.8%, or Ch$21.2 Bn., recorded by customer income. Instead, non-customer income posted a 9.6% YoY decrease (Ch$9.3Bn.).

Therefore, the increase in revenues was principally explained by the following positive effects:

•             A 3.0% YoY growth in average loans, primarily due to an 8.6% YoY expansion in retail banking loans. Overall loan growth resulted in additional income of approximately Ch$11.6 Bn. YoY.

•             Income from fees and commissions increasing by 12.7% or Ch$9.8 Bn. This change was primarily fostered by higher net revenues from transactional services (credit cards, ATM usage and checking accounts) amounting to Ch$7.7 Bn. YoY, which was mainly attributable to lower fee expenses in credit cards related to the revision of our loyalty program.

We also posted YoY increments in fees from mutual funds management and insurance brokerage by Ch$0.8 Bn. and Ch$0.6 Bn., respectively.

•             The path followed by the exchange rate (Ch$/USD) that positively impacted the results from the USD asset position that hedges our exposure to USD—denominated allowances (expenses). This incremental positive effect was equivalent to approximately Ch$7.0 Bn. and was prompted by the 0.7% appreciation of the Ch$ in the 1Q17 as compared to the 4.6% appreciation in the 1Q16.

•             A positive repricing effect on short-term interest-bearing liabilities, since they reprice faster than assets. This effect totaled Ch$4.0 Bn. on an annual basis and was prompted by two 25 bp. cuts in the monetary policy interest rate during the 1Q17, which led the reference rate from 3.5% to 3.0%.

The above-mentioned factors were partly counterbalanced by:

•             Lower revenues from Trading, including securities and derivatives, by approximately Ch$9.5 Bn. on an annual basis. This has been the result of a strategy, started in the 2H16, aimed at reducing the interest rate sensitivity of our trading book, in a scenario of historically low interest rates and market volatility that could affect our P&L.

•             An UF increment of 0.47% this quarter as compared to the 0.71% recorded in the 1Q16. This decrease in inflation had a negative impact on the contribution of our UF net asset exposure by nearly Ch$4.3Bn. YoY.

•             A lower positive impact of Credit Value Adjustment for derivatives by roughly Ch$3.6 Bn. YoY. This variance was mostly related to the mentioned trends experienced by the exchange rate (Ch$/USD) in the 1Q17 as compared to the 1Q16.

Based on the above, our net interest margin reached 4.25% during the 1Q17, principally due to the effect of lower inflation. This figure was slightly below the ratio posted in the 1Q16. However, it continued to favorably compare to the NIM of the industry.

Operating Revenues

(In billions of Ch$)

	Quarters		Change
	1Q16	1Q17	$	%
Net Interest Income	301.2	303.5	+2.4	+0.8%
Net Fees and Commissions	77.4	87.2	+9.8	+12.7%
Net Financial Operating Income	37.7	11.7	(26.0)	(68.9)%
Foreign Exchange Transactions	-12.0	13.9	+25.9	—
Other Operating Income	6.6	6.3	(0.2)	(3.7)%
Total	410.9	422.6	+11.8	+2.9%

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin(1)

(1)         Industry ratios for the 2Q16, 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

First Quarter Results

Loan Loss Provisions and Allowances

Our loan loss provisions posted a slight YoY decrease of Ch$1.8 Bn. (or 2.6%), from Ch$64.8 Bn. in the 1Q16 to Ch$63.1 Bn. in the 1Q17.

This YoY change was mainly explained by the following factors:

•             Net credit quality improvement of nearly Ch$11.3 Bn. YoY. This advance mainly relied on the wholesale segment, which posted higher provisions in the 1Q16 due to specific customers experiencing financial difficulties and, instead, some others enhancing their credit quality in the 1Q17. This effect was partly offset by a moderate deterioration in the retail segment.

•             Regulatory changes related to the treatment of impaired loans, factoring loans and guarantors in the 1Q16, which resulted in higher provisions during that quarter, equivalent to Ch$2.7 Bn.

These positive effects on risk charges were partially counterbalanced by:

•             An increase in loan loss provisions of approximately Ch$5.4 Bn. explained by loan growth (volume and mix effects). This expansion was primarily concentrated in the retail banking segment, with average balances increasing by 8.6% YoY.

•             A positive exchange rate effect on loans loss allowances denominated in USD that resulted in lower allowance releases of roughly Ch$7.0 Bn. in the 1Q17 as compared to the 1Q16. This was caused by a 0.7% appreciation of the Ch$ in the 1Q17 in relation to a 4.6% appreciation in the 1Q16.

Concerning our ratio of loan loss provisions to average loans, during the 1Q17 we posted a slight improvement of 6 bp., from 1.06% in the 1Q16 to 1.00% this quarter. Similarly, our quarterly figure compares favorably to the 1.42% reached by the industry.

More importantly, when isolating non-recurrent effects occurred in 2016, such as one-time establishment of additional allowances, regulatory changes on provisioning rules or the impact of FX shifts on USD-denominated allowances, our credit risk expenses show a stable behavior while outperforming the industry systematically.

Regarding our past-due loans, we registered a decrease of 6.0%, from Ch$184.0 Bn. in the 1Q16 to Ch$173.0 Bn. in the 1Q17. As a consequence our past-due ratio posted an improvement of 6 bp., reaching 1.22% in the current quarter. This variation was mainly related to the wholesale banking segment, which posted an improvement of 18pb. in the past-due ratio, reflecting the sale of a past-due loan portfolio by the end of 2016 and, to a lesser extent, change in the financial health of certain customers. On the other hand, the delinquency ratio of the retail banking segment remained almost unchanged. As of March 31, 2017, our delinquency ratio outreached the indicator of industry (2.06%) by 84 bp.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Change
1Q16	1Q17	$	%
Loan Loss Allowances
Initial Allowances	(601.8)	(610.0)	(8.2)	+1.4%
Charge-offs	66.7	76.4	+9.7	+14.6%
Sales of Loans	5.2	0.6	(4.7)	(89.4)%
Provisions established, net	(72.7)	(70.9)	+1.8	(2.4)%
Final Allowances	(602.6)	(603.9)	(1.4)	+0.2%
Provisions Established	(72.7)	(70.9)	+1.8	(2.4)%
Prov. Financial Guarantees	(2.5)	(2.8)	(0.3)	+12.5%
Recoveries	10.4	10.6	+0.3	+2.4%
Loan Loss Provisions	(64.8)	(63.1)	+1.8	(2.6)%
Credit Quality Ratios
Allowances / Total loans	2.46%	2.38%	(8	)bp
Allowances / Total Past Due	1.92	x	1.95	x	0.03	x
Provisions / Avg. Loans	1.06%	1.00%	(6	)bp
Charge-offs / Avg. Loans	1.09%	1.21%	+12	bp
Total Past Due / Total Loans	1.28%	1.22%	(6	)bp
Recoveries / Avg. Loans	0.17%	0.17%	+0	bp

Provisions / Avg. Loans (1)(2)

(1)         Industry ratios for the 2Q16, 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

(2)         The BCH ratio for the 2Q16 contains additional allowances (one-time) of Ch$52.0 Bn. When isolating that effect the ratio decrease to 0.7%.

First Quarter Results

Operating Expenses

Our operating expenses recorded a slight decrease of 1.0% during the current quarter, from Ch$194.1 Bn. in the 1Q16 to Ch$192.2 Bn. in the 1Q17. This change was primarily the consequence of:

•             Personnel expenses decreasing 4.2% or Ch$4.4 Bn. YoY due to: (i) an annual decrease of 16.0% or Ch$4.9 Bn. in variable compensation to the sales force of the bank and subsidiaries, principally related to the reorganization resulted from the merger of our former credit pre-evaluation subsidiary into the bank by the end of 2016, and (ii) lower severance payments of approximately Ch$1.5 Bn., given changes in the organizational structure occurred during the 1Q16. These effects were partly offset by a YoY increment of 3.4% or Ch$1.9 Bn. in salaries, mainly due to the impact of inflation on this line item, which is adjusted twice a year.

•             An annual decrease of Ch$1.1 Bn. in other operating expenses, due to lower write-offs of assets in lieu of payments.

These advances were partially counterbalanced by:

•             A YoY rise of 3.9% or Ch$3.0 Bn. in administrative expenses. This increase was principally the consequence of: (i) greater expenses related to IT by approximately Ch$1.9 Bn. or 12.2%YoY, mainly associated with licenses and software maintenance, (ii) a surge of Ch$1.9 Bn. in outsourced services, mainly due to data processing and internal developments, (iii) an increment of Ch$0.7 Bn. in expenses related to rents (buildings and ATMs’ locations) and planned maintenance of fixed-assets, and (iv) a YoY increase of Ch$0.6 Bn. in office supplies. These factors were partly offset by: (i) a decrease of approximately Ch$1.2 Bn. in marketing expenses, primarily owing to lower advertising expenses and a decrease in expenses related to customer events, and (ii) expenses related to communications, security services and transport of cash and valuables that jointly dwindled by Ch$0.4 Bn. YoY.

•             Depreciation and amortization going up by 7.3%, equivalent to Ch$0.6 Bn. on an annual basis. This was mainly explained by higher expenses related to the replacement of older ATMs with newer and more secure devices, as requested by the local regulator.

Based on the above and considering the increase in operating revenues, our efficiency ratio reached 45.5% in the 1Q17, recording an improvement of 178 bp., as compared to the 47.3% achieved a year ago. Our cost-to-income ratio continued to positively compare to the indicator posted by the industry.

The trend shown by our cost base is aligned with our mid-term initiatives that aim to develop and achieve significant improvements in productivity while implementing cost reduction strategies in the future. These initiatives should translate into short- and mid-term specific measures that should allow us to afford loan growth with a reasonable expansion in operating expenses.

Operating Expenses

(In billions of Ch$)

	Quarters		Change
	1Q16	1Q17	$	%
Personnel expenses	(105.3)	(100.9)	+4.4	(4.2)%
Administrative expenses	(76.2)	(79.2)	(3.0)	3.9%
Depreciation and Amort.	(8.0)	(8.6)	(0.6)	7.3%
Impairments	(0.0)	(0.0)	+0.0	(75.0)%
Other Oper. Expenses	(4.6)	(3.5)	+1.1	(23.9)%
Total Oper. Expenses	(194.1)	(192.2)	+1.9	(1.0)%
Additional Information
Op. Exp. / Op. Rev.	47.3%	45.5%		(178	)bp
Op. Exp. / Avg. Assets	2.5%	2.4%		(7	)bp
Headcount (#)	14,883	14,105		(5.2)%
Branches (#)	418	422		+1.0%

Efficiency Ratio (1)

Operating Expenses / Operating Revenues

(1)         Industry ratios for the 2Q16, 3Q16 and 4Q16 have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

First Quarter Results

Results by Business Segments

During the 1Q17, Retail Banking continued to represent the most important segment in terms of results by holding a 50.3% stake of our consolidated income before income tax. This share was followed by Wholesale Banking, which accounted for a 38.8% of the Bank’s result and, to a lesser extent, by Subsidiaries and Treasury segments, adding 7.0% and 3.9%, respectively.

•             The retail banking business recorded a YoY increment of Ch$27.4 Bn. (47.7%) in income before income tax, from Ch$57.3 Bn. in the 1Q16 to Ch$84.7 Bn. in the 1Q17. This improvement was mainly explained by higher operating revenues, related to the expansion in loan balances, greater fee income (largely related to transactional services) and higher other income. These effects permitted to more than offset the impact of lower inflation on the UF net asset exposure held by the segment. Furthermore, provisions for loan losses had a slight decrease, principally owing to higher allowances set in the 1Q16 due to regulatory changes. On the other hand, operating expenses remained almost unchanged.

•             The wholesale banking segment posted an increase of Ch$3.6 Bn. (5.9%) in income before income tax, from Ch$61.7 Bn. in the 1Q16 to Ch$65.3 Bn. in the 1Q17. In this case, the bottom line increase was primarily steered by lower operating expenses and a reduction in provisions for loan losses, which allowed us to offset a slight decrease in operating revenues. On the one hand, the decline in revenues was fostered by lower income from loans, due to the dynamics seen in the wholesale market that have been marked by a decrease in the gross formation of fixed capital by companies and less projects in the pipeline. On the other hand, the negative inflation effect on the UF net asset exposure held by the segment also contributed to the shrink in the segment’s top line.

•             Regarding our Subsidiaries, income before income tax increased by Ch$3.1 Bn. YoY (35.6%). This YoY surge was principally explained by an expansion in the bottom line of our securities brokerage, insurance brokerage and investment banking subsidiaries. These performances were driven by diverse factors. For instance, our securities brokerage subsidiary posted a 77% YoY increase in stock trading turnover. Similarly, our insurance brokerage subsidiary recorded a 17% annual growth in average written premiums while our investment banking company recorded an increase in the number of deals carried out on a year-to-date basis.

•             As for the Treasury segment, the bottom line decreased by Ch$18.2 Bn. YoY. This was mainly attributable to lower revenues from trading, prompted by a decrease in sensitivities to interest rates, as compared to a year earlier. This decision was made amid a scenario of historically low interest rates and the expectation of an upward trend in long-term rates. To a lesser extent, this effect was amplified by both a lower positive impact of counterparty value adjustment for derivatives, mainly prompted by shifts in FX, and a decrease in inflation (UF) affecting the accrual of positions held in UF-denominated securities.

Income before Income Tax by Business Segment

Operating Expenses / Operating Revenues

Additional Information

	1Q16		1Q17
Efficiency Ratio
Retail	51.1%		46.5%
Wholesale	40.8%		37.9%

Provisions/Avg. Loans
Retail	0.51%		0.46%
Wholesale	-0.03%		-0.05%

Lending/Non-Lending
Retail	0.6	x	0.6	x
Wholesale	1.5	x	1.5	x

Borrowers
Retail	1,161,746		1,180,676
Wholesale	9,834		10,023

Loan Portfolio

As of March 31, 2017 our loan portfolio recorded an annual increase of 3.7%, reaching a total amount of Ch$25,408 Bn. As mentioned in previous reports, loan expansion continues to rely on retail banking rather than wholesale banking. Despite this moderate loan growth, as of March 31, 2017 we ranked second in total loans by holding an 18% market share.

The performance of our retail banking book in the 1Q17 relied on:

•             An 8.1% YoY growth in loans related to middle and upper income individuals, equivalent to Ch$847.4 Bn. This increase represents a 93.2% of the Bank’s increment in total loans. This has been prompted by a YoY expansion of 9.1% in mortgage loans, equivalent to Ch$522.7 Bn. However, it is worth noting that these types of credits are denoting an slowdown, in the industry as a whole, when compared to the previous year, as a consequence of tightened lending conditions from financial institutions, according to the Central Bank’s Credit Survey.

•             Concerning SMEs, loans —largely composed of commercial credits— recorded a YoY rise of 16.1% in the 1Q17, equivalent to Ch$399.7 Bn. The SME segment has decoupled from the dynamics shown by the wholesale banking segment by keeping a steady upward trend in loan growth. Although this segment is particularly sensitive to the economic cycle, we have deployed strategies that aim to keep credit risk under control. Thus, we have prioritized the penetration of known customers by means of business intelligence methodologies while improving customer intimacy through on-site visits by account officers. Lastly, we have carried out diverse commercial campaigns in order to increase penetration by promoting loan growth in specific lending products. As a result, SMEs have remained as the main driver for organic expansion in commercial loans.

•             A slight YoY decrease of 0.3% in loans managed by our Consumer Finance division. As mentioned in prior reports, we have reduced our expansion in this segment in view of the economic deceleration and second-round effects expected on employment. In addition, reforms cutting interest rates caps also lessened our risk appetite for doing business in this segment.

On the other hand, the loan book managed by our wholesale banking segment, scaled down by 3.1% YoY in the 1Q17 (Ch$336 Bn.). This change was composed of a decrease of 12.1% in loans held by our Corporate Division and a 0.4% YoY reduction in balances held by our Large Companies & Real Estate Division. The path followed by the loan portfolio of our wholesale banking segment is the result of several factors, including sluggish investment and increasing competition within this segment. In addition, as unveiled by the last Central Bank’s Credit Survey, demand for loans remains weak across all economic sectors, specifically among large companies and corporations.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

Our funding structure remains strong and aligned with our business strategy. Based on a proactive management, we are continuously looking for opportunities in order to minimize our cost of funding while optimizing the duration of our liabilities.

Accordingly, we strive to diversify our funding while prioritizing stable financing sources. In this regard, demand deposits continue to be a main advantage for us, particularly those balances held by individuals. For that reason we have devoted efforts to improve service quality while reducing attrition and we have succeeded in both goals. As a consequence, we remain the market leader in these kinds of liabilities by holding the first place in total demand deposits, reflected by a 23.3% market share and a stake of 28.7% in checking accounts balances held by individuals, both as of March 31, 2017. It is also important to point out that amid a scenario of low interest rates, customers continued to prefer Banco de Chile when saving their funds.

We have also continued to issue ling-term debt while utilizing our commercial paper program, as follows:

•             We raised approximately Ch$394.2 Bn. (~USD597 million) from the commercial paper program. As of March 31, 2017 we had an outstanding balance of ~USD652 million.

•             We carried out five UF-denominated senior bonds placements within the local market for an amount of Ch$209.2 Bn. (~USD317 million). These bonds have durations ranging from six to 13 years.

As a result of the aforesaid, as of March 31, 2017 our core deposits represented 48.1% of our liability structure, followed by long-term debt that accounted for 20.5%. These sources of funding have enabled us to replace non-core or less stable deposits, as well as funding from financial institutions, while improving our liquidity metrics.

Based on the above, our cost of funding continues to be very competitive, in both local and foreign currency, when compared to the main Chilean banking players. This strength permits us to have operating margins above our peers.

Main Funding Sources

(As a % of Total Assets)

Annualized Cost of Funding by Currency (1)

(As of Mar31, 2017)

(1)         Ratios have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger, when applicable.

Capital Adequacy & Other Topics

As of March 31, 2017, our equity amounted to Ch$2,896 Bn. This figure represented a 4.9% YoY increase and was fostered by diverse actions intended to bolster our capital adequacy. The main drivers explaining the increase in our equity were, as follows:

•             Capitalization of approximately Ch$133.4 Bn. associated with the retention of 40% (once deducted the payment to SAOS) of our net distributable earnings for the FY16. As a result, our paid-in capital went up from Ch$2,138.0 Bn. to Ch$2,271.4 Bn. on a YoY basis.

•             Nearly Ch$76.9 Bn. of additional reserves resulting from the retention of the effect of inflation on our shareholders’ equity, in order to maintain the real value of our capital.

•             In opposition to the above factors, there was an annual decrease of Ch$75.6 Bn. in ‘other accounts’ related to OCI line items. This change was caused by: (i) the sale of AFS assets during 2016, which had accumulated significantly positive gains from marking-to-market, and (ii) the increase experienced by off-shore interest rates by the end of 2016, in conjunction with decreasing local interest rates (UF), which affected the market value adjustment of derivative positions held for cash flow hedge accounting, since most of them have assets legs bearing off-shore rates and financing legs bearing local interest rates.

As a result of the aforesaid and also given the moderate balance sheet expansion, we posted YoY upsurges in capital adequacy ratios during the 1Q17. In fact, as of March 31, 2017 our BIS ratio stood at 13.9%, which outreached by 110 bp. the figure posted a year earlier. Similarly, our Tier1 ratio (on RWA) grew from 10.2% in the 1Q16 to 10.8% in the 1Q17.

The improvement evidenced by our BIS ratio has been fostered by:

•             A stronger capital base as a result of the decrease in the dividend payout ratio from 70% in 2016 to 60% in 2017 (on previous year distributable earnings).

•             Higher subordinated bonds by approximately Ch$72.9 million as compared to the 1Q16.

•             The establishment of additional allowances by approximately Ch$52 Bn. in the 2Q16, which can be computed as Tier 2 capital.

•             The decision made by the Chilean regulator in order to reduce the credit conversion factors for certain contingent loans from 50% to 35%.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Mar-16	Mar-17
Capital & Reserves
Capital	2,138.0	2,271.4
Reserves	486.1	563.1
Other Accounts	54.9	(20.7)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	132.5	140.0
Provisions for Min. Dividends	(66.6)	(73.5)
Minority Interest
Minority Interest	—	—
Total Equity	2,761.0	2,896.4

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	1Q16	4Q16	1Q17	1Q17	% Change		Mar-16	Mar-17	Mar-17	% Change
	MCh$	MCh$	MCh$	MUS$	1Q17/1Q16	1Q17/4Q16	MCh$	MCh$	MUS$	Mar-17/Mar-16
Interest revenue and expense
Interest revenue	469,729	465,485	456,767	691.9	(2.8)%	(1.9)%	469,729	456,767	691.9	(2.8)%
Interest expense	(168,558)	(159,374)	(153,227)	(232.1)	(9.1)%	(3.9)%	(168,558)	(153,227)	(232.1)	(9.1)%
Net interest income	301,171	306,111	303,540	459.8	0.8%	(0.8)%	301,171	303,540	459.8	0.8%
Fees and commissions
Income from fees and commissions	107,636	113,395	113,812	172.4	5.7%	0.4%	107,636	113,812	172.4	5.7%
Expenses from fees and commissions	(30,226)	(32,271)	(26,591)	(40.3)	(12.0)%	(17.6)%	(30,226)	(26,591)	(40.3)	(12.0)%
Net fees and commissions income	77,410	81,124	87,221	132.1	12.7%	7.5%	77,410	87,221	132.1	12.7%
Net Financial Operating Income	37,684	20,309	11,734	17.8	(68.9)%	(42.2)%	37,684	11,734	17.8	(68.9)%
Foreign exchange transactions, net	(11,992)	5,274	13,888	21.0	—	163.3%	(11,992)	13,888	21.0	—
Other operating income	6,579	7,392	6,336	9.6	(3.7)%	(14.3)%	6,579	6,336	9.6	(3.7)%
Total Operating Revenues	410,852	420,210	422,719	640.3	2.9%	0.6%	410,852	422,719	640.3	2.9%
Provisions for loan losses	(64,830)	(87,281)	(63,115)	(95.6)	(2.6)%	(27.7)%	(64,830)	(63,115)	(95.6)	(2.6)%
Operating revenues, net of provisions for loan losses	346,022	332,929	359,604	544.7	3.9%	8.0%	346,022	359,604	544.7	3.9%
Operating expenses
Personnel expenses	(105,298)	(106,684)	(100,918)	(152.9)	(4.2)%	(5.4)%	(105,298)	(100,918)	(152.9)	(4.2)%
Administrative expenses	(76,220)	(68,691)	(79,206)	(120.0)	3.9%	15.3%	(76,220)	(79,206)	(120.0)	3.9%
Depreciation and amortization	(7,976)	(8,374)	(8,559)	(13.0)	7.3%	2.2%	(7,976)	(8,559)	(13.0)	7.3%
Impairments	(4)	(270)	(1)	(0)	(75.0)%	(99.6)%	(4)	(1)	(0.0)	(75.0)%
Other operating expenses	(4,612)	(6,844)	(3,509)	(5.3)	(23.9)%	(48.7)%	(4,612)	(3,509)	(5.3)	(23.9)%
Total operating expenses	(194,110)	(190,863)	(192,193)	(291.1)	(1.0)%	0.7%	(194,110)	(192,193)	(291.1)	(1.0)%
Net operating income	151,912	142,066	167,411	253.6	10.2%	17.8%	151,912	167,411	253.6	10.2%
Income attributable to affiliates	667	1,140	991	1.5	48.6%	(13.1)%	667	991	1.5	48.6%
Income before income tax	152,579	143,206	168,402	255.1	10.4%	17.6%	152,579	168,402	255.1	10.4%
Income tax	(20,052)	(19,172)	(28,409)	(43.0)	41.7%	48.2%	(20,052)	(28,409)	(43.0)	41.7%
Net Income for the period	132,527	124,034	139,993	212.1	5.6%	12.9%	132,527	139,993	212.1	5.6%
Non-Controlling interest	—	—	—	—	—	—	—	—	—	—
Net Income attributable to bank’s owners	132,527	124,034	139,993	212.1	5.6%	12.9%	132,527	139,993	212.1	5.6%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$660.17 per US$1.00 as of March 31, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Mar-16	Dec-16	Mar-17	Mar-17	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Mar-17/Mar-16	Mar-17/Dec-16
Cash and due from banks	936,459	1,408,167	905,988	1,372.4	(3.3)%	(35.7)%
Transactions in the course of collection	627,906	376,252	538,531	815.8	(14.2)%	43.1%
Financial Assets held-for-trading	1,230,122	1,405,781	2,057,671	3,116.9	67.3%	46.4%
Receivables from repurchase agreements and security borrowings	37,358	55,703	55,763	84.5	49.3%	0.1%
Derivate instruments	1,102,172	939,634	986,370	1,494.1	(10.5)%	5.0%
Loans and advances to Banks	1,558,556	1,172,917	1,011,309	1,531.9	(35.1)%	(13.8)%
Loans to customers, net
Commercial loans	14,217,819	14,490,788	14,348,796	21,735.0	0.9%	(1.0)%
Residential mortgage loans	6,510,653	6,920,186	7,085,522	10,732.9	8.8%	2.4%
Consumer loans	3,770,927	3,974,560	3,973,780	6,019.3	5.4%	(0.0)%
Loans to customers	24,499,399	25,385,534	25,408,098	38,487.2	3.7%	0.1%
Allowances for loan losses	(602,547)	(609,991)	(603,934)	(914.8)	0.2%	(1.0)%
Total loans to customers, net	23,896,852	24,775,543	24,804,164	37,572.4	3.8%	0.1%
Financial Assets Available-for-Sale	778,194	367,985	477,066	722.6	(38.7)%	29.6%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	28,718	32,588	34,133	51.7	18.9%	4.7%
Intangible assets	26,464	29,341	29,970	45.4	13.2%	2.1%
Property and Equipment	214,641	219,082	217,338	329.2	1.3%	(0.8)%
Current tax assets	4,219	6,792	24,444	37.0	479.4%	259.9%
Deferred tax assets	257,877	306,030	294,935	446.8	14.4%	(3.6)%
Other assets	406,288	462,185	394,977	598.3	(2.8)%	(14.5)%
Total Assets	31,105,826	31,558,000	31,832,659	48,218.9	2.3%	0.9%

	Mar-16	Dec-16	Mar-17	Mar-17	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Mar-17/Mar-16	Mar-17/Dec-16
Liabilities
Current accounts and other demand deposits	7,856,852	8,321,148	8,322,665	12,606.9	5.9%	0.0%
Transactions in the course of payment	421,078	194,982	369,344	559.5	(12.3)%	89.4%
Payables from repurchase agreements and security lending	189,331	216,817	233,348	353.5	23.2%	7.6%
Saving accounts and time deposits	10,730,905	10,552,901	10,414,294	15,775.2	(3.0)%	(1.3)%
Derivate instruments	1,129,658	1,002,087	1,029,129	1,558.9	(8.9)%	2.7%
Borrowings from financial institutions	1,207,364	1,040,026	1,029,720	1,559.8	(14.7)%	(1.0)%
Debt issued	5,957,559	6,177,927	6,651,840	10,076.0	11.7%	7.7%
Other financial obligations	175,266	186,199	149,738	226.8	(14.6)%	(19.6)%
Current tax liabilities	22,325	135	515	0.8	(97.7)%	281.5%
Deferred tax liabilities	34,908	24,317	26,244	39.8	(24.8)%	7.9%
Provisions	363,075	662,024	423,541	641.6	16.7%	(36.0)%
Other liabilities	256,510	292,026	286,015	433.2	11.5%	(2.1)%
Total liabilities	28,344,831	28,670,589	28,936,393	43,831.7	2.1%	0.9%
Equity of the Bank’s owners
Capital	2,138,047	2,138,047	2,271,401	3,440.6	6.2%	6.2%
Reserves	486,083	486,208	563,069	852.9	15.8%	15.8%
Other comprehensive income	54,918	(19,921)	(20,729)	(31.4)	(137.7)%	4.1%
Retained earnings from previous periods	16,060	16,060	16,060	24.3	0.0%	0.0%
Income for the period	132,527	552,249	139,993	212.1	5.6%	(74.7)%
Provisions for minimum dividends	(66,641)	(285,233)	(73,529)	(111.4)	10.3%	(74.2)%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	2,760,995	2,887,411	2,896,266	4,387.2	4.9%	0.3%
Total Liabilities & Equity	31,105,826	31,558,000	31,832,659	48,218.9	2.3%	0.9%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$660.17 per US$1.00 as of March 31, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	1Q16	4Q16	1Q17	Mar-16	Dec-16	Mar-17
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.38	1.27	1.43	1.38	5.66	1.43
Net income per ADS (Ch$)	827.18	762.31	860.40	827.18	3394.13	860.40
Net income per ADS (US$)	1.24	1.14	1.30	1.24	5.06	1.30
Book value per Share (Ch$)	28.72	29.58	29.67	28.72	29.58	29.67
Shares outstanding (Millions)	96,129	97,624	97,624	96,129	97,624	97,624
Profitability Ratios (3)(4)
Net Interest Margin	4.34%	4.35%	4.25%	4.34%	4.37%	4.25%
Net Financial Margin	4.71%	4.71%	4.61%	4.71%	4.94%	4.61%
Fees & Comm. / Avg. Interest Earnings Assets	1.12%	1.15%	1.22%	1.12%	1.15%	1.22%
Operating Revs. / Avg. Interest Earnings Assets	5.92%	5.97%	5.92%	5.92%	6.20%	5.92%
Return on Average Total Assets	1.71%	1.59%	1.78%	1.71%	1.78%	1.78%
Return on Average Equity	19.41%	17.17%	19.14%	19.41%	19.64%	19.14%
Capital Ratios
Equity / Total Assets	8.88%	9.15%	9.10%	8.88%	9.15%	9.10%
Tier I (Basic Capital) / Total Assets	7.60%	8.09%	8.05%	7.60%	8.09%	8.05%
Tier I (Basic Capital) / Risk-Wighted Assets	10.18%	10.76%	10.79%	10.18%	10.76%	10.79%
Total Capital / Risk- Weighted Assets	12.75%	13.89%	13.85%	12.75%	13.89%	13.85%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.28%	1.15%	1.22%	1.28%	1.15%	1.22%
Allowance for Loan Losses / Total Past Due	191.67%	209.85%	194.68%	191.67%	209.85%	194.68%
Impaired Loans / Total Loans to Customers	3.40%	3.37%	3.32%	3.40%	3.37%	3.32%
Loan Loss Allowances / Impaired Loans	72.38%	71.33%	71.60%	72.38%	71.33%	71.60%
Loan Loss Allowances / Total Loans to Customers	2.46%	2.40%	2.38%	2.46%	2.40%	2.38%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.06%	1.39%	1.00%	1.06%	1.25%	1.00%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	47.25%	45.42%	45.47%	47.25%	45.44%	45.47%
Operating Expenses / Average Total Assets (3) (4)	2.51%	2.45%	2.44%	2.51%	2.55%	2.44%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	27,768,363	28,141,045	28,583,799	27,768,363	27,967,766	28,583,799
Avg. Assets (million Ch$)	30,960,462	31,139,714	31,537,165	30,960,462	30,950,514	31,537,165
Avg. Equity (million Ch$)	2,730,693	2,889,136	2,925,278	2,730,693	2,811,928	2,925,278
Avg. Loans to customers (million Ch$)	24,481,482	25,048,729	25,213,250	24,481,482	24,709,732	25,213,250
Avg. Interest Bearing Liabilities (million Ch$)	17,798,405	17,923,646	17,890,671	17,798,405	17,941,673	17,890,671
Risk-Weighted Assets (Million Ch$)	27,127,488	26,842,085	26,844,862	27,127,488	26,842,085	26,844,862
Additional Data
Exchange rate (Ch$/US$)	667.70	670.40	660.17	667.70	670.40	660.17
Employees (#)	14,883	14,611	14,105	14,883	14,611	14,105
Branches (#)	418	423	422	418	423	422

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$660.17 per US$1.00 as of March 31, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía	Daniel Galarce
Head of Investor Relations	Head of Financial Control
Investor Relations | Banco de Chile	Financial Control Area | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8th, 2017

Banco de Chile

/S/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O.
CEO